SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of November, 2005
Commission File Number    0-30600
The Westaim Corporation
(Translation of registrant’s name into English)
144–4th Avenue, S.W., Suite 1010
Calgary, Alberta T2P 3N4
Canada
(Address of principal executive officers)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☑
Indicate by check mark whether by furnishing the information contained in this Form the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
If “Yes, is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES
          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, The Westaim Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE WESTAIM CORPORATION
Date: November 2, 2005	By:	/s/Douglas H. Murray
Douglas H. Murray
Assistant Corporate Secretary

EXHIBITS INDEX
1.	Press Release re “Westaim announces plan to pursue IPO for NUCRYST Pharmaceuticals”.

For immediate release
Westaim announces plan to pursue IPO for NUCRYST Pharmaceuticals
CALGARY, ALBERTA — November 2, 2005 — The Westaim Corporation announced today that it is planning to pursue an initial public offering of the common shares of its NUCRYST Pharmaceuticals subsidiary. It is anticipated that all of the shares will be newly issued shares sold by NUCRYST and that Westaim will not sell any of its NUCRYST shares. NUCRYST plans to raise capital through the offering for: construction of new production facilities and purchase of equipment; clinical trials and other research and development; working capital and other general corporate purposes; and to repay a portion of its debt owed to Westaim. Westaim expects that the offering will occur within the next six months and will be made primarily in the United States. Westaim also expects that it will continue to maintain a controlling interest in NUCRYST following the offering.
This press release does not constitute an offer for the sale of securities.
The Westaim Corporation’s technology investments include: NUCRYST Pharmaceuticals, which develops, manufactures and commercializes medical products that fight infection and inflammation based on its nanocrystalline silver technology; and iFire Technology, which has developed a low-cost flat panel display. Westaim’s common shares are listed on NASDAQ under the symbol WEDX and on The Toronto Stock Exchange under the trading symbol WED.

For more information contact:
David Wills
Investor Relations
(416) 504-8464
info@westaim.com
www.westaim.com

This press release contains forward looking statements about a possible securities offering by Westaim’s Nucryst subsidiary. The occurrence of the offering is subject to market conditions and other uncertainties outside of Nucryst’s control.